CONSENT OF INDEPENDENT APPRAISER

We hereby consent to the reference to our name and description of our role in the valuation process of the Village Pointe retail shopping center owned by Hartman Village Pointe , LLC, in the Hartman vREIT XXI, Inc.'s Registration Statement on Form S-11 (file no. 333-207711) (including any amendments thereto), and the prospectus included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Greenbriar Appraisal Company
February 1, 2017